Ridgemont Outfitters - Out to See, Justin Reynolds.mp4 (2m 45s)
1 speaker (Speaker 1)

[0:00:03] Speaker 1: I was introduced to fishing by my grandfather I think, as most young children are. I was probably four or five when I was fishing from the bank at Piru or some random creek on the way to Grand Canyon. For me, it's all about how ... I'm like basically on a 17 foot surfboard. That's super hardcore. Were running anywhere between 60, 70 miles off shore to fish for five to eight pound fish that we release. There's like so many people that live in California that don't even take advantage of the fact that there's gorgeous archipelago islands just right there. People spend thousands and thousands of dollars to go halfway around the world to find this peace and paradise, and it's just we have it sitting right off our shoreline. I predominately target Calico bass. They're just such a ferocious predator. There's not many fish that will eat an artificial lure like an Calico bass, and that's kind of like what it's all about. Skateboarding used to be my physical release. I lived a care free, basically structure free, stress free life for a very long time. Then getting into a full time career, the time that I spend on the water is basically that peace. I've lived such a blessed life. I'm so grateful for such a life that I've been able to live, and this is just a continuation of that. Surfing led to skateboarding led to fishing led to adventure, and this is just a continuation of that. Fishing's [0:02:42]


Introducing Ridgemont Outfitters - Merging Style With Hiking Ruggedness.mp4 (2m 49s) 1 speaker (Stacy Lowery)

[0:00:00] Stacy Lowery: My name's Stacy Lowery, the co-founder of Ridgemont Outfitters. Yeah, Ridgemont is about ... It's shoes for your entire life. It's a shoe that's going to take you from the trail to breakfast in the morning to work to dinner at night. It's a shoe that is built for your entire life. So hopefully, they're durable enough to last in the outdoor environment, but they're also stylish enough so that you don't feel awkward wearing them in an urban environment at dinner. So our styles are very ... They're very inspired by the action sports lifestyle, skate, surf, BMX. But so we sort of ... we took those silhouettes, and we knew that we needed to beef up the construction to make them more rugged and more durable so that they would meet the different challenges that you have when you're hiking versus when you're skating. So one of our big concerns was like, rock penetration when you're walking on a trail, so we made sure that our out sole is ... It's thicker and more resistant to rock penetration, but still grippy. We still have a soft durometer rubber so that you still find traction on slippery rocks and surfaces. And then, to further bolster it, we use like a poly-resin track board for the rear 60% of the shoe, so before
.... From the flex point back, so that it sort of acts like a shank, but not a
.... But it's not so stiff that it won't bend. So we think it's a really good middle ground between full blown hiking and more of like a floppy skate shoe. [0:02:41]



Ridgemont Outback Boots Unboxing & Review.mp4
(2m 15s) 1 speaker (Speaker 1)

[0:00:03] Speaker 1: Hey guys, it's Zach here with a new pair of boots I picked up during the month from a company called Ridgemont Outfitters who specialize in footwear for adventure enthusiasts. Now here's a disclaimer for you: I did not buy these shoes with the intention of ever taking them out on a hike but that is what makes these so special. You see, according to the manufacturer, the outback is their most versatile shoe. It's constructed of durable two millimeter waxed full grain leather, waxed cotton canvas, and light innersole and vulcanized out sole. It's designed to stand up to all but the most extreme environments and unlike most other hiking boots it's not super bulky. With its ability to blend into any situation and its rugged construction, the outback will surely be one of the most trusted adventuring companions. Alright, enough of the marketing speak, what's important here is that you get a stylish boot that is built to be taken off the track but it still looks good enough to be worn any time of the day and you can easily pair these with some jeans or some khakis. One thing that really impressed me was the tire like tread on the sole of the shoe. Along with just how rigid the sole was, giving you plenty of support for tracking on uneven surfaces. Now like any boots, it does take a little bit of effort to get them on your foot but once you're in the boots, they're comfortable and you definitely feel the support, especially around the heel. The boot feels light and it's easy to walk around and leave them on for extended periods of time. As for sizing, I would recommend going half a size or a full size larger than what you're used to. Especially to make it easier for get them on and off. The outback comes in four colors and I'll leave a link in the description to the manufacturer's website and where you can grab a pair for yourself on Amazon. That is a quick look at the outback boot from Ridgemont Outfitters. Be sure to subscribe for more videos like this and I have several new shoe unboxings and reviews coming up really soon. My name is Zach. Thank you for watching. [0:02:10]



Ridgemont Outfitters Promo.mp4
(1m 47s) 2 speakers (Speaker 1, Speaker 2)

[0:00:23] Speaker 1: (silence). We started Ridgemont because we didn't have a choice. That's not to say we were going to die if we didn't start this brand. Obviously nobody was holding a gun to our heads. It's that, in our opinion, there were no acceptable outdoor footwear options on the market. We were looking for footwear that is durable, waterproof, and provided good traction on loose surfaces. It needed to fit well and truly perform in the outdoors. No problem, right?

[0:00:54] Speaker 2: (singing).

[0:00:54] Speaker 1: Well here's the hard part. We're also looking for shoes that look cool. Now, obviously cool is subjective, and what looks cool to us may look dumb to you and vice versa. But that's the point. There were lots of shoes that presumably look cool to somebody else, like maybe your dad. But nothing looked cool to us. We couldn't find the complete package, a go anywhere, do anything stylish boot and shoe. And we figured that if we couldn't find it, then surely there were other people that were looking that also couldn't find it. We knew there was an entire group of people whose personal aesthetic had been shaped by the same influences that had shaped ours, and therefore, there was an entire segment of the outdoor market who were being ignored by the . It didn't seem right. We were in a position to do something about it. What we did was this. Ridgemont. [0:01:40]